

BA20230117803

B1428-4592 01/21/2023 8:17 PM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
CONVERSION TO A CA GENERAL STOCK CORPORATION CONTINUING
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only
-FILED-
File No.: BA20230117803
Date Filed: 1/21/2023

Converted Corporation Name

Corporation Name	UNIFIED SOFTWARE SOLUTIONS

Entity Converting

Entity Name	UNIFIED SOFTWARE SOLUTIONS LLC
Entity No.	202104210781
Entity Type	Limited Liability Company - CA
Formed In	CALIFORNIA

Statement of Conversion

The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

Initial Street Address of Principal Office of Corporation

Principal Address	6306 RED TEE COURT BAKERSFIELD, CA 93312

Initial Mailing Address of Corporation

Mailing Address	6306 RED TEE COURT BAKERSFIELD, CA 93312
Attention	

Agent for Service of Process

Agent Name	TIMOTHY A RIFFE
Agent Street Address	
Agent Address	6306 RED TEE COURT BAKERSFIELD, CA 93312

Shares

The total number of shares the corporation is authorized to issue is: 10,000,000

Does the corporation have more than one class or series of shares? No

Purpose Statement

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By checking this box, I certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of my own knowledge. I declare I am the person who executed this instrument, which execution is my act and deed.

Timothy Riffe	*01/21/2023*
Manager/Member of Converting CA LLC and Incorporator Signature	Date